____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Finnair selects Embraer E195-E2, ordering up to 46 aircraft São José dos Campos, Brazil, March 23, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3) and Finnair have signed an agreement for up to 46 E195-E2 aircraft, comprising 18 firm orders, 16 options, and 12 purchase rights. The E195-E2 will replace Finnair’s older aircraft, supporting the airline’s strategy for profitable growth. Selected for its superior efficiency, reliability, and passenger appeal, the E195-E2 is the quietest single aisle jet available today, and up to 35% more fuel efficient than the previous generation E190s operated for Finnair. With the quietest cabin in the single aisle segment and a comfortable configuration with no middle seats, the E195-E2 reinforces Finnair’s climate targets while enhancing comfort for customers. “This is one of the largest investments in Finnair’s 102-year-old history, and a vital step in our strategy. The Embraer E2 will enable us to strengthen our European network and tap into the growth opportunities in the market, while also enhancing our competitiveness through reliability, versatility and high degree of customer comfort. Importantly, this investment also reduces our CO2 footprint, advancing our climate targets,” says Finnair CEO Turkka Kuusisto. “Embraer is honored to support Finnair’s exciting next chapter,” said Arjan Meijer, President & CEO, Embraer Commercial Aviation. “The E195-E2’s unique combination of efficiency, comfort, and reliability delivers meaningful value – lower fuel burn, lower CO₂, and superior economics. We look forward to helping Finnair modernize its short-haul fleet to better match demand, reduce emissions, and unlock growth.” Deliveries of the aircraft, configured with 134 seats, are scheduled to begin in the second half of 2027. The order will be added to Embraer’s 2026 first quarter backlog. Images: https://embraer.imagerelay.com/sb/6fd3836f-e09a-44c0-b084-18b9ba6256a6/pr_finnair About Finnair Finnair is a network airline, specializing in connecting passenger and cargo traffic between Asia, North America and Europe. Finnair is the only airline with year-round direct flights to Lapland. Customers have chosen Finnair as the Best Airline in Northern Europe in the Skytrax Awards for 15 times in a row. Finnair is a member of the oneworld alliance. Finnair Plc’s shares are quoted on Nasdaq Helsinki. About Embraer Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 150 million passengers a year. Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations